Exhibit 20 to Titan Technologies Report of Form 8-K dated January 22, 2001


ENVIROTIRE
10032 - C Lemon Drive
Yorba Linda, CA 92886


BY FAX TO: 505/881-7113                March 17, 1999
Mr. Ronald L. wilder President
Titan Technologies, incorporated
3206 Candelaria NE
Albuquerque, New Mexico 67107

Re:  License  of Proprietary Process for Building and Operating
Tertiary Recycling Plants
Dear Ron:
With reference to our telephone discussion today and our February 24, 1999, communication regarding a license covering Titan's Tertiary Recycling Processes, this will again reconfirm that Envirotire, Jack Dempsey and I have agreed to join together with Jim Lund and his Fortres Management Company for the purpose of completing as soon as possible the acquisition, installation and operation of the first (of hopefully many) recycling plants here in the U.S. Envirotire (LLP or Inc.) will be the formal entity carrying forth the enterprise to acquire, install, and operate the plants.

An discussed, to expedite this process, Envirotire believes it necessary, at this time, to confirm the operating Understanding between and among Envirotire, Titan and its companies, subsidiaries, partners (and, to the extent you deem prudent or necessary, Titan's technology sources) relative to utilizing Titan's proprietary processes for recycling scrap tires, electronic devices, plastics, automobiles, etc. into their constituent elements (and including the process for activated Carbon Black), While Envirotire is most optimistic that it can at lost have a plant up and running with the next twelve months, downside forecasting suggests a three year period might possibly be required; and, therefore, Envirotire would request that initial period in which to construct the first plant. As you know, we have in play a business plan for ten plants; and, therefore, we would went to be reassured that we would be licensed for that minimum number; and if we archived that minimum number within a period of five years, request the exclusive rights to the proprietary processes for all of North America,


Mr. Ronald L. Wilder March 17, 1999 Re: License - Recycling plants Page TWO including New Mexico and Canada, with the right of first refusal, during that five year period, for any now plants. In this regard, it is understood that Titan has under consideration the licensing of approximately five plants to potential licensees, whom you will identify and who would be excepted from this right of first refusal provision.

Also, as discussed, we request the exclusive rights to California, Nevada, Arizona, Oregon, and Washington, again excepting any one of the potential licensees with whom you hove been negotiating.

As a material part of our agreement, Envirotire would give full access to Titan of its entire test, technical, production, market, and other meaningful data. Envirotire, In turn, would request the fall technical data, support and assistance of Titan, Skoda, the Koreans, Taiwanese, Dr. Allred and Adherent Technologies, etc. in constructing or modifying the plants; and Envirotire would also request the benefit of production capability guarantees, and a guarantee of a continuing supply of the Catalyst (and any other proprietary ingredients, other then feedstock) f or the uninterrupted operation of all plants during the period of the license and thereafter for so long as the plants were in operation.

In our calculations and proformas, we are using the Royalty Factor to Titan of three percent (3%*) of the gross revenue realized from the sale of the recycled products (the Factor used in the February 1999 "Economic Models" which you recently provided to us), Ron, the above covers the points we believe to be important to Envirotire and Titan. If you concur, would you be kind enough to signify Titan's concurrence and agreement by signing god returning to us a copy of this Letter with a list of the potential licensees who would be excluded from this agreement. We recognize, of course, that as this development process matures, Titan and Envir0tire may well want to execute more formal documents. In the interim, however, Envirotire is ready to move ahead aggressively on the basis of this letter of understanding. With best regard from Jack, Jim, and myself, am looking forward to your reply.

S/ Lief T. Erickson ,
Lief T. Erickson,  for Envirotire


S/Ronald L. Wilder
3-25-99
Ronald L. Wilder,  for Titan Technologies, Inc.
Date



Mr. Ronald L. Wilder                          March 17, 1999
Re:  License - Recycling plants           Page THREE


AS OF MARCH 1999. TITAN IS CURRENTLY WORKING WITH THE FOLLOWING GROUPS FOR TIRE RECYCLING PLANTS

Sheldon Daigle
Jeff Troth
Mr. Johng
Kea Tyler
Elbert Watts
EHS Enterprises
Bill Paterson